3/5/03

03013943

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 49165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Salomon Smith Barney Puerto Rico, Inc.
[redacted])

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Munoz Rivera Avenue
(No. and Street)

San Juan	Puerto Rico	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Beyer 212-816-6534
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name)*

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This report contains (check all applicable boxes):**

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Operations.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholder's Equity.
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
___	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
___	(m)	A copy of the SIPC Supplemental Report.
___	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5.
___	(p)	Schedule of Segregation Requirements and Funds in Segregation - Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

February 27, 2003

State of New York)
) SS:
County of New York)

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2002 and supplementary schedules pertaining to Salomon Smith Barney Puerto Rico, Inc. are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2002 and supplementary schedules will promptly be made available to Smith Barney Puerto Rico, Inc. members and allied members whose signatures do not appear below.

William Heinzerling
Chief Executive Officer

Mark Kleinman
Treasurer

MARILYN E. LIPTON
Notary Public, State of New York
No. 31-4961582
Qualified in New York County
Commission Expires Feb. 5, 2006

Subscribed and sworn to before me
this 27 day of February 2003.

KPMG

SALOMON SMITH BARNEY PUERTO RICO, INC.
(A wholly-owned subsidiary of Salomon Smith Barney Inc.)

Statement of Financial Condition
as of December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Salomon Smith Barney Puerto Rico, Inc.:

We have audited the accompanying statement of financial condition of Salomon Smith Barney Puerto Rico, Inc. (the "Company") (a wholly-owned subsidiary of Salomon Smith Barney Inc.) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salomon Smith Barney Puerto Rico, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2003

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. 155 SECTION

SALOMON SMITH BARNEY PUERTO RICO, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002
(In thousands, except share information)

ASSETS

Cash	$ 432
Cash segregated and on deposit for Federal regulations	300
Securities purchased under agreements to resell	67,767
Other assets	8
Total assets	$ 68,507

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities sold under agreements to repurchase	$ 53,760
Payable to Parent	658
Payables and accrued liabilities	52
Total liabilities	54,470
Stockholder's equity	14,037
Total liabilities and stockholder's equity	$ 68,507

The accompanying notes are an integral part
of this statement of financial condition.

SALOMON SMITH BARNEY PUERTO RICO, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
(In thousands)

1. Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition includes the accounts of Salomon Smith Barney Puerto Rico, Inc. (the "Company"), a wholly-owned subsidiary of Salomon Smith Barney Inc. (the "Parent"). The Company's ultimate parent is Citigroup Inc.

The Company is organized under the laws of the Commonwealth of Puerto Rico and is a broker-dealer, under the Securities Exchange Act of 1934 and under the Uniform Securities Act of Puerto Rico, and a member of the National Association of Securities Dealers, Inc. The Company operates a securities business in U.S. Government and agency securities, mortgage and asset backed securities, money market instruments, and repurchase and reverse repurchase agreements.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management's best judgement and estimates. Estimates may vary from actual results.

Collateralized financing agreements

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are collateralized principally by government and government agency securities and are carried at their contractual amounts, including accrued interest as specified in the respective agreements. It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

2. Fair Value Information

At December 31, 2002, substantially all of the Company's assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets recorded at market or fair value include cash. Assets and liabilities recorded at contractual amounts that approximate market or fair value include securities purchased under agreements to resell, securities sold under agreements to repurchase, payable to Parent, and payables and accrued liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

3. Concentrations of Credit Risk

The Company has four counterparty concentrations that include financial institutions, and a local government agency, all transacting business in the Commonwealth of Puerto Rico. This concentration arises in the normal course of the Company's business.

(continued)

SALOMON SMITH BARNEY PUERTO RICO, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
(In thousands)

4. Pledged Assets

At December 31, 2002, the approximate market values of collateral received that can be sold or repledged by the Company were $73,203.

During the year, almost all collateral received were sold and repledged. At December 31, 2002, the approximate market values of this portion of collateral that were sold and repledged by the Company were $55,072.

5. Income Taxes

The Company is generally subject to taxation in the Commonwealth of Puerto Rico at the 39% statutory rate.

6. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2002, net capital of $11,075 exceeded the minimum requirement by $10,784.

7. Related Party Transactions

The Company has a service agreement with its Parent in which the Parent provides office space, equipment, and other administrative support. At December 31, 2002, the Company has a payable to the Parent of $658 relating to these activities.

8. Obligations Under Guarantees

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an often standard contractual terms and were entered into in the normal course business based on an assessment that the risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the statement of financial condition as of December 31, 2002, related to these indemnifications.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Salomon Smith Barney Puerto Rico, Inc.:

In planning and performing our audit of the financial statements of Salomon Smith Barney Puerto Rico, Inc. (a wholly-owned subsidiary of Salomon Smith Barney Inc.) (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American

Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2003